September 11, 2023 VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jimmy McNamara

Re:	Immatics N.V. Registration Statement on Form F-3 Registration No. 333-274218

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form F-3 (File No. 333-274218) (the “Registration Statement”) of Immatics N.V. We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern time, on September 13, 2023, or as soon as practicable thereafter.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Davis Polk & Wardwell LLP, by calling Yasin Keshvargar at (212) 450-4839.

Thank you for your assistance in this matter.

Sincerely,

Immatics N.V.
By:	/s/ Edward A. Sturchio
	Name:	Edward A. Sturchio
	Title:	General Counsel